Exhibit (a)(5)(C)

State Auto Voluntarily Withdraws Claims Against Shepard

Chicago, Illinois, October 20, 2003 – Gregory M. Shepard today announced that on Thursday, October 16, 2003, State Auto Financial Corporation (NASDAQ: STFC) and State Automobile Mutual Insurance Company (“SAM”), voluntarily dismissed without prejudice the lawsuit that they had filed against Gregory M. Shepard (“Shepard”) on June 30, 2003 in the United States District Court for the Southern District of Ohio. Shepard is the owner of 2,000,000 shares of STFC stock and is STFC’s largest individual, unaffiliated stockholder. Shepard, through a company that is wholly-owned by him, is making a tender offer for 8 million shares at $32 per share, conditioned upon (among other things) financing through issuance of surplus notes by SAM (which SAM has thus far refused to issue). SAM is the owner of approximately 67% of STFC’s issued and outstanding shares.

Commenting on this development, Shepard stated, “Despite the scurrilous allegations that they have made against me, and their prior self-aggrandizing statements in which they portrayed themselves as the guardians of the public, the reality is that State Auto Mutual and State Auto Financial have accomplished nothing by their lawsuit other than irresponsibly costing their policyholders and stockholders significant legal fees. It is my view that the lawsuit never should have been brought in the first place, and I consider its filing to be indicative of the lengths to which Mr. Moone, Mr. Lowther, SAM, STFC and their entrenched management and directors will go to deprive STFC’s minority stockholders of the benefits of the tender offer.”

Although SAM, STFC and their respective directors filed on October 16, 2003 a Columbus, Ohio state court lawsuit against Shepard and his wholly-owned acquisition company, that lawsuit does not include any claims based on alleged violations of the federal securities laws. That lawsuit requests a declaration by the Court that STFC is not obligated under the Ohio Control Share Acquisition statute to call a shareholders meeting to approve Shepard’s purchase of STFC shares, and that directors did not breach any fiduciary duty to minority shareholders. Shepard maintains that STFC is required by Ohio law to call a stockholders’ meeting with respect to the tender offer and that SAM, its directors, and STFC’s directors have breached fiduciary duties that they owe to STFC’s minority stockholders.

This press release contains forward looking statements. These forward looking statements are based on currently available competitive, financial and economic data and STFC Acquisition Corporation’s and Mr. Shepard’s views and assumptions regarding future events. Such forward looking statements are inherently uncertain. Neither STFC Acquisition Corporation nor Mr. Shepard can provide assurances that the tender offer described in this press release will be successfully completed or that the anticipated benefits of any transaction will be realized. This announcement is neither a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of State Auto Financial Corporation.

ADDITIONAL INFORMATION RELATING TO THE TENDER OFFER IS CONTAINED IN THE SCHEDULE TO AND THE SCHEDULE TO/A FILED BY GREGORY M. SHEPARD AND STFC ACQUISITION CORPORATION WITH RESPECT TO STATE AUTO FINANCIAL CORPORATION. THOSE SCHEDULES ARE CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT http://www.sec.gov.

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